FOR IMMEDIATE RELEASE
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COMPANY CONTACT:              PRESS CONTACT:
Ramin Kamfar                  Jill Schmidt 847/291-8421, ext. 227
212/343-0552 ext. 21          S&S Public Relations
rkamfar@nwcb.com              jcknjill@aol.com

          NEW WORLD COFFEE TO ACQUIRE MANHATTAN BAGEL
 Acquisition will create the U.S. market's largest coffee/bagel franchisor

NEW YORK, N.Y. (July 29, 1998) -- New World Coffee & Bagels, Inc. (NASDAQ: NWCI) today announced that it has signed an agreement to acquire Manhattan Bagel Company (NASDAQ: BGLSQ), the bagel manufacturer and franchisor that filed for Chapter 11 protection last November. The agreement covers the acquisition of Manhattan Bagel's approximately 310 store franchise system, two bagel dough manufacturing plants and corporate operations. Both chains would retain their individual identities while consolidating their corporate infrastructure.

     Pro forma systemwide sales should approach $150 million from the approximately 350 franchised and company-owned Manhattan Bagel and New World stores. Manhattan Bagel currently franchises, licenses or operates approximately 310 units, while New World franchises or operates 43 units.

     Pro forma revenues for the combined entity should exceed $45 million, including retail store sales, sale of bagel dough, cream cheese and coffee beans to franchisees, and franchise royalty and fee income.

     The combined entity would have a major market presence in the Northeast, the Southeast and in California. Existing bagel dough plants (in Eatontown, NJ and Los Angeles, CA), and a coffee plant (in Branford, CT), are expected to be capable of supplying stores on both coasts.

     "This combination is a natural fit strategically and operationally," said Ramin Kamfar, New World's CEO and President. "Strategically, Manhattan Bagel has an award-winning bagel product which is a perfect complement for our award-winning coffee. In addition, our store base complements Manhattan's strength in the Northeast to create a leading presence in the area. Operationally, our strength in systems and the depth of our management team are a match for Manhattan's needs in order to grow its business."

     "For Manhattan Bagel franchisees, the combination presents an opportunity to increase sales by featuring New World's highly-acclaimed branded coffee and adding iced coffees, frozen coffee drinks and espresso-based beverages to the menu," Mr. Kamfar continued. "Manhattan bagel stores currently average approximately
10% of their sales in coffee where the comparable figure for New World's bagel stores is close to 50%. These product lines would be supported by a full range of merchandising and marketing programs."

      "The financial synergies of this transaction are expected to be significant," said Jerry Novack, New World's Chief Financial Officer. "The benefits of maximizing plant capacity for both parties, cross selling of coffee and bagel products and consolidation of general and administrative overhead should be substantial. We will work with Manhattan Bagel to implement a state-of-the-art computer system that we expect will help enhance the ability to track and improve store profitability. The transaction should prove strongly accretive to our earnings."

     Under the acquisition, which is subject to necessary bankruptcy court approvals, New World would provide up to $3.5 million for Manhattan Bagel's secured creditors, provide $11.5 million for Manhattan Bagel's unsecured creditors, and assume up to $5.0 million in additional liabilities. No value will be provided to Manhattan Bagel equity holders. The transaction will be primarily financed with cash and debt. The two companies are currently working on a plan of reorganization that would enable Manhattan Bagel to emerge from Chapter 11 bankruptcy protection.

     Founded in 1993, New World Coffee & Bagels currently owns, operates and franchises stores in New York, New Jersey, Pennsylvania, Connecticut, Maryland, Florida and Germany. The
Company's stores are the first in the industry to combine fresh-brewed coffee and fresh-baked bagels under one roof.
This two-in-one concept allows New World Coffee & Bagel stores to generate continuous traffic for breakfast, lunch, and between meals, maximizing store sales.

     Manhattan Bagel Company opened its first store in 1987, began franchising in 1989 and launched manufacturing operations in 1991. The company filed for Chapter 11 protection in November 1997. The company currently franchises, licenses or operates approximately 310 stores in 18 states and Washington, D.C.

       Certain statements in this release constitute forward-looking statements or statements which may be deemed or construed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "forecast," "estimate," "project," "intend," "expect," "should," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating), achievements expressed or implied by such forward-looking statements. In addition, the terms of the acquisition are subject to change in advance of approval of the definitive plan of reorganization, and the effectiveness of the plan of reorganization is subject to, among other things, the Bankruptcy Court's prior approval of the disclosure statement and of such plan. Completion of this process may take several months. The above factors are more fully discussed in the Company's SEC filings.

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